November 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq. Matthew Crispino, Esq.

RE:	SouFun Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2011 Filed on April 26, 2012 File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 25, 2012, relating to the Company’s annual report on Form 20-F referenced above (the “20-F”). The Company is concurrently filing via EDGAR an amendment to the 20-F in response to the Staff’s comments.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).

Item 4. Information on the Company

Facilities, page 43

1.	We note that your Purchase and Sale Agreement with Sahn Eagle LLC, filed as Exhibit 4.23 to the Form 20-F for the fiscal year ended December 31, 2010, appears to cover only a portion of the premises. Please advise if you entered into any amendments to that earlier agreement or a subsequent agreement with Sahn Eagle that covered your purchase of the remainder of the building. If so, advise why the agreement was not filed as an exhibit. Refer to Instruction 4(b)(iii) to Exhibits in the Form 20-F. Also, please advise if you have any current agreements or arrangements with Sahn Eagle, the former owner of 72 Wall Street, relating to use or management of the property.

Response:

The Company advises the Staff that the Company purchased the remainder of the building pursuant to a subsequent purchase and sale agreement (the “Purchase and Sale Agreement”), dated October 4, 2011, with Sahn Eagle LLC, to which the Company became a party by assignment and assumption. The background of the transaction is as follows. Vincent Tianquang Mo (“Mr. Mo”), the Company’s executive chairman, determined that it was in the Company’s interest to purchase the subject property at the end of September 2011 after Sahn Eagle LLC offered the property for sale. Mr. Mo discussed this proposal with several directors, including Quan Zhou and Shan Li, and received positive feedback. However, Mr. Mo required additional time to discuss with other directors and complete the Company’s board approval process. To secure the purchase, Mr. Mo caused Wall Street Global Training Center, Inc. (“Wall Street Global”), a not-for-profit organization established by Mr. Mo, Quan Zhou and Shan Li, to enter into the Purchase and Sale Agreement with Sahn Eagle LLC. After the Company’s board of directors approved the purchase, Wall Street Global assigned its rights and obligations under the Purchase and Sale Agreement to Best Work Holdings (New York) LLC, a wholly owned subsidiary of the Company (“Best Work”), pursuant to an assignment and assumption of purchase and sale agreement, dated October 26, 2011, between them (the “Assignment and Assumption”) without consideration, and Best Work became a party to the Purchase and Sale Agreement. In response to the Staff’s comments, the Company is concurrently filing an amendment to the 20-F to file the Purchase and Sale Agreement and the Assignment and Assumption as exhibits to the 20-F.

The Company advises the Staff that it does not have any current agreements or arrangements with Sahn Eagle relating to the use or management of the subject property.

2.	We note your disclosure in this section that you acquired certain commercial properties in Sanya, Hainan Province, China from Beijing Hengxinjiahua Investment Consultancy Limited. Please advise if there are or have been any relationships or dealings between this entity or its predecessors and SouFun management. Also, we note that you made a $14.8 million loan to Dandong Yuanlong Villa Management Company in 2012. Please tell us the business purpose of this loan. Also, advise if there was any relationship between Dandong Yuanlong Villa Management Company and Beijing Hengxinjiahua Investment Consultancy Limited at the time you acquired the Sanya properties.

Response:

The Company advises the Staff that Beijing Hengxinjiahua Investment Consultancy Limited (“Hengxinjiahua”) was previously known as Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”), whose shareholders consisted of Mr. Mo and Richard Jiangong Dai (“Mr. Dai”), the Company’s president and chief executive officer, until December 20, 2011. On December 20, 2011, Mr. Mo and Mr. Dai sold their respective interests in Dong Fang Xi Mei to Dandong Yuanlong Villa Management Company (“Dandong Yuanlong”), an independent third party, for an aggregate consideration of RMB1 million ($0.16 million). Dong Fang Xi Mei had been primarily engaged in the primary real estate sales agency business but had little operations at the time of sale. On February 7, 2012, Dong Fang Xi Mei changed its name to Beijing Hengxinjiahua Investment Consultancy Limited.

In September and December 2011, the Company extended a total of RMB95 million ($14.8 million) in loan in three tranches to Dandong Yuanlong. The Company advises the Staff that the purpose of the loan was to obtain higher returns for the Company from its significant cash and cash equivalents on hand, which totaled $150.4 million as of December 31, 2011. As disclosed in the 20-F, the loan bore interest at a rate of 10% per annum, which was substantially higher than the prevailing interest rates for bank deposits.

Dandong Yuanlong had initially planned to purchase the subject properties for itself and borrowed the RMB95 million loan from the Company primarily to pay the purchase price. After paying for the purchase price, Dandong Yuanlong experienced liquidity issues and as a result was unable to repay the Company’s loan. Dandong Yuanlong decided to offer the subject properties for sale and use the sale proceeds to repay the Company’s loan. The Company offered to purchase the subject properties as it believed that the price sought by Dandong Yuanlong was below market price and that the Company would be able to use the subject properties as its local office and for internal training purposes.

After negotiations with the Company and several other prospective buyers, Dandong Yuanlong caused Hengxinjiahua to enter into a purchase agreement, dated March 15, 2012, with the Company to sell the subject properties to the Company for RMB82.5 million ($13.1 million). On April 6, 2012, Dandong Yuanlong repaid the subject loan in full primarily with the proceeds of the purchase price paid by the Company for the subject properties.

The Company advises the Staff that Dandong Yuanlong was Hengxinjiahua’s sole shareholder at the time the Company acquired the Sanya properties from Hengxinjiahua.

3.	We note that in 2011, the Research Center on Natural Conservation (“RCNC”), a not-for-profit corporation, acquired Arden House, which is located in New York. News reports concerning the acquisition indicate that RCNC was created by SouFun for the purpose of acquiring Arden House. Please advise us of the relationship, if any, between RCNC and SouFun, including whether any directors or managers of SouFun manage or are otherwise involved with RCNC. If there is a relationship, tell us the business purpose of the Arden House acquisition and advise what consideration you gave to disclosing the acquisition and the creation of RCNC in the Form 20-F.

Response:

The Company advises the Staff that RCNC was established by Mr. Mo, who also serves as a director of RCNC. However, the Company is not involved or otherwise related with RCNC and was not involved in its acquisition of Arden House. The Company further advises the Staff that the news reports referenced above indicating that RCNC was created by the Company for the purpose of acquiring Arden House are incorrect.

Item 7. Major Shareholders and Related Party Transactions

Other Related Party Transactions, page 83

4.	Please provide us with additional information about the services you received from Wall Street Global Training Center, Inc. in fiscal 2011, including the types of services you received and where they were provided. In regard to the future services for which you have prepaid, please tell us the nature of the services you expect to receive and when you expect to receive them. If you have any written agreements with the Wall Street Global Training Center, Inc., please submit them supplementally for our review. Also, we note from internet searches that the address of the Wall Street Global Training Center appears to be 72 Wall Street, New York. Please advise if you lease space to the Wall Street Global Training Center and, if so, disclose the terms of the lease and advise why the lease has not been filed as an exhibit.

Response:

The Company advises the Staff that the services that Wall Street Global Training Center, Inc. (“Wall Street Global”) provided to the Company in 2011 primarily consisted of training programs to employees and customers in the following areas: management skills and leadership, finance and accounting, product development, marketing and customer base analysis, and business strategies. Most of these programs last for seven days and cost approximately $6,100 per person, including transportation and lodging expenses. Such programs were primarily provided in the Company’s building at 72 Wall Street. Wall Street Global is responsible for, among others, designing the training programs, selecting and engaging qualified teachers, arranging and paying for transportation and accommodation for program participants. In 2011 and the nine months ended September 30, 2012, respectively, 62 and 143 employees and customers participated in training programs organized by Wall Street Global. Based on the Company’s management accounts, the Company had incurred approximately an additional $0.8 million for new training services provided by Wall Street Global for the nine months ended September 30, 2012, and the prepaid amount for future services was $0.8 million as of September 30, 2012. The Company expects that the future services will consist of similar programs and be provided by the end of 2012. If any prepayment remains outstanding at that time, the Company will determine whether to request a refund or to renew its service agreement with Wall Street Global and apply the amount for future services.

Attached hereto as Exhibit A is an English translation of the Company’s service agreement with Wall Street Global for the Staff’s review.

The Company advises the Staff that it has allowed Wall Street Global to use an office room of approximately 220 square feet in its 72 Wall Street building free of charge as the training classes are primarily provided in the same building. The Company has not entered into any lease agreement with Wall Street Global.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact me at (8610) 6529-8308.

Sincerely yours,

/s/ Kefei Li

Kefei Li

cc:	SouFun Holdings Limited Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C. Barry E. Taylor

Exhibit A

SOUFUN OVERSEAS TRAINING AGREEMENT

Article 1     Name of the Agreement

SOUFUN OVERSEAS TRAINING AGREEMENT

Article 2     Parties and Related Matters

Party A: SOUFUN HOLDINGS LIMITED (hereinafter referred to as “Party A”)

Business Address: 10/F, Tower 3, Xihuan Plaza, Xicheng District, Beijing, China

Party B: WALL STREET GOLBAL TRAINING CENTER, INC. (hereinafter referred to as “Party B”)

Business Address: 72 Wall Street, NYC, NY 10005

Date of Agreement: December 20, 2011

Agreement signing place: Beijing

Agreement Term: Through December 31, 2012

Article 3     Agreement Background

For its global development needs, Party A, the largest real estate Internet portal in China, has decided to cooperate with Party B for SOUFUN OVERSEAS TRAINING (hereinafter referred to as the “Training”).

Party B is a training institution with significant experience in training and maintains good cooperative relationships with well-known American universities and various research institutions.

Article 4     Agreement and Performance

1. Party B shall be responsible for designing training programs for Party A based on Party A’s needs.

2. Party B shall be responsible for carrying out the training and evaluate students after the training.

3. Party B shall be responsible for providing experienced teachers and ensuring good quality for the training programs.

4. Party B shall be responsible for preparing training materials.

5. Party A and Party B shall cooperate according to agreed training schedules. A party shall obtain the other party’s consent seven days in advance to change any agreed training schedule.

6. Party B shall be responsible for arranging transportation and accommodation for program participants.

7. Party A shall be responsible for providing venue and facilities for the training in accordance with Party B’s request.

Article 5     Training Fees and Calculation of Training Fees

Calculation of training fees: training fees shall be calculated based on the number of program participants; and the basic rates are as follows, which shall be adjusted according to the actual costs:

Short-term training (7 days) – US$6,100 per person

Mid-term training (2 months) – US$19,500 per person

Long-term training (1 year) – US$55,000 per person

The above basic rates include class tuition, class-related transportation expenses (excluding long-term training) and Party B’s administration fees; Party B will charge Party A for any additional services.

Article 6     Training Plan

Based on the training in 2011, the training plan for 2012 is as follows: 295 persons to attend short-term training; 10 persons to attend mid-term training; and there is no long-term training at present. This training plan has been approved by both parties. To change the training plan, a party shall notify the other party one month in advance and obtain the other party’s consent.

Article 7     Prepayment of Training Fees

According to the training plan for 2012, the aggregate training fee for the year is US$1,994,500. As Party B needs to pay teachers in advance to book their time for the training, Party A agrees, within seven days after signing this agreement, to pay 80% of the aggregate training fee (US$1,595,000) to Party B’s account. Party A shall refund Party any prepaid training fees within seven days after Party B’s request if the actual number of training participants is smaller than as planned.

Article 8     Party A’s Rights and Obligations

1. Party A shall provide training needs to Party B;

2. Party A shall provide necessary staff and cooperate with Party B to ensure that the training goes as planned;

3. Party A shall cooperate with Party B on conducting pre-training surveys and research and provide relevant materials to Party B on a timely basis

Article 9    Party B’s Rights and Obligations

1. Party B shall conduct pre-training research to ensure that the training is targeted and effective;

2. Party B shall be responsible for designing and arranging the training programs and recommending training programs;

3. Party B shall organize and carry out the training programs;

4. Party B shall provide training materials;

5. Party B shall promptly adjust the training according to the performance of the training participants, and ensure the time and quality of the programs

Article 10     Liabilities of Breach

1. If either party breaches the agreement, the non-breaching party has the right to terminate the agreement and be compensated for all the economic losses (including litigation expenses and legal fees); if both parties agree to continue to perform the agreement, the breaching party shall compensate the other party for its losses;

2. If a party cannot fulfill its cooperative obligations hereunder due to force majeure, such party shall give prompt notice to the other party within two business days after the occurrence of such force majeure event;

3. If either party cannot fulfill its cooperative obligations due to force majeure (including a. changes in government policies and regulation; b. natural disasters, war, riots, epidemics or other unforeseeable events) and causes the other party to incur economic losses, such party shall not be liable for such losses; If a party does not perform its cooperative obligations for any other reason and causes the other party to incur economic losses, such party shall be liable for such losses;

4. Liquidated Damages and Loss Calculation: Failure to perform its obligations hereunder by a party constitutes a breach of this agreement. A breaching party shall rectify its failure by performing its obligations and compensate the other party for its losses. The liquidated damages under this agreement shall be no less than 20% and no more than 100% of the aggregate training fee hereof; compensation for economic losses by the other party resulting from violating confidentiality hereunder shall be calculated separately.

Article 11     Governing Law

As the agreement is signed in Xicheng District, Beijing, China, both parties agree that this agreement shall be governed by the laws of the People’s Republic of China.

Any dispute arising under the agreement shall be settled in a court in the place of signing which shall have jurisdiction over this agreement.

Article 12     Miscellaneous

1. The parties may enter into one or more supplementary agreements for any matters not stipulated hereunder after friendly negotiation. Any supplementary agreement shall have the same legal effect as this agreement.

2. This agreement is executed in two copies, and each party holds one copy.

3. This agreement shall be effective upon being sealed by both parties.

Party A:

SOUFUN HOLDINGS LIMITED (Seal)

Party B:

WALL STREET GOLBAL TRAINING CENTER, INC. (Seal)